UNITED STATES
SECURITIES AND EXCHANGE COMMISSION	SEC FILE NUMBER
Washington, D.C. 20549	3331899762

FORM 12b-25	CUSIP NUMBER
948506100
NOTIFICATION OF LATE FILING

(Check one):	☐	Form 10-K	☐	Form 20-F	☐	Form 11-K	☒	Form 10-Q	☐	Form 10-D	☐	Form N-SAR	☐	Form N-CSR

For Period Ended: November 30, 2014

☐	Transition Report on Form 10-K

☐	Transition Report on Form 20-F

☐	Transition Report on Form 11-K

☐	Transition Report on Form 10-Q

☐	Transition Report on Form N-SAR

For the Transition Period Ended: ______________________

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: ___________________________________

PART I — REGISTRANT INFORMATION

Weed Growth Fund, Inc.
Full Name of Registrant

N/A

Former Name if Applicable

7170 E. McDonald Dr., Suite 3

Address of Principal Executive Office (Street and Number)

Scottsdale, AZ 85253

City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense

☒	(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form, N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution Report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

The Company's officers have been working diligently to accomplish a timely filing of the Quarterly Report on Form 10-Q for the period ended November 30, 2014. However, due primarily to complexities associated with the acquisition of City Media, Inc. (CTYM) on November 18, 2014, we require additional time to finalize the report within the spirit as well as the letter of the Commission's rules. Accordingly, the Company's preparation of such Form 10-Q could not be accomplished in order to permit a timely filing without undue hardship and expense. The Company expects to be able to file such Form 10-Q no later than five calendar days after its original prescribed due date.

(Attach extra Sheets if Needed)

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Jon McGee	480	725-9060
(Name)	(Area Code)	(Telephone Number)

(2)

Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed ? If answer is no, identify report(s). Yes ☒ No ☐

(3)

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? Yes ☒ No ☐

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

As of November 30, 2013, the Company had assets of $4,425 and liabilities of $1,357. During the quarter ending November 30, 2013, the Company generated $41,575 in gross revenue realizing a net profit of $1,442 after cost of goods sold and operating expenses. During the quarter ending November 30, 2014, the Company generated no revenue and generated a loss of approximately $65,000. However, the Company was able to substantially increase its asset position during this period. As of November 30, 2014, the Company had assets of $10,203,291 and liabilities of $912,837. The Company has also transitioned its business away from the sale of stainless steel cookware. The Company now operates the website ebola.com, acquired a controlling interest in City Media, Inc. [CTYM] and has made investments into companies in Hemp and Cannabis related fields.

2

Weed Growth Fund, Inc.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: January 15, 2015	By:	/s/ Jon McGee
Jon McGee, its Treasurer